June 8, 2010 Medium-Term Notes, Series D No. 2010-MTNDD571 Registration Statements Nos. 333-157386 and 333-157386-01 Filed pursuant to Rule 433

Callable Leveraged CMS Spread Notes

Due June 30, 2025

From and including                     , 2010 (the original issue date, expected to be on or about June 30, 2010) to but excluding June 30, 2011, the notes will bear interest at the rate of 10.00% per annum. Unless redeemed by us, from and including June 30, 2011 to but excluding the maturity date, the notes will bear interest during each quarterly interest payment period at the per annum rate determined on the second U.S. government securities business day prior to the beginning of such quarterly interest payment period equal to 4.5 times the difference between the 10-Year Constant Maturity Swap Rate (“10CMS”) and the 2-year Constant Maturity Swap Rate (“2CMS”), which difference we refer to as the reference index, subject to a maximum interest rate of 10.00% to 12.00% per annum (to be determined on the pricing date) and a minimum interest rate of 0.00% per annum for any interest payment period. Constant maturity swap rates measure the market fixed coupon rate that is to be paid in exchange for a floating three-month-LIBOR-based rate for a specified period of time, and are published on Reuters page “ISDAFIX1” or any successor page. The notes provide the opportunity to receive an above market interest rate in Year 2; however, the notes will not accrue any interest in any quarter in Years 1 to maturity in which 10CMS is less than or equal to 2CMS. We have the right to redeem the notes on any interest payment date on or after June 30, 2013. The notes are senior unsecured obligations of Citigroup Funding Inc. All payments due on the notes, including the repayment of principal, are fully and unconditionally guaranteed by Citigroup Inc., Citigroup Funding’s parent company, and are subject to the credit risk of Citigroup Inc.

SUMMARY TERMS
Issuer:	Citigroup Funding Inc.
Guarantee:	Any payments due on the notes are fully and unconditionally guaranteed by Citigroup Inc., Citigroup Funding’s parent company
Issue price:	$1,000 per note
Principal amount:	$1,000 per note
Aggregate principal amount:	$
Pricing date:	June , 2010 (expected to price on or about June 25, 2010)
Original issue date:	June , 2010 (three business days after the pricing date)
Maturity date:	June 30, 2025
Reference index:	10-Year Constant Maturity Swap Rate minus 2-Year Constant Maturity Swap Rate. Please see “Additional Provisions” on page 2.
Payment at maturity:	$1,000 per note plus any accrued and unpaid interest, subject to the credit risk of Citigroup Inc.
Interest rate per annum:

From and including the original issue date to but excluding June 30, 2011:

•  10.00%.

Unless redeemed by us, from and including June 30, 2011 to but excluding the maturity date:

•  Leverage factor times the reference index level, subject to the maximum interest rate per annum and the minimum interest rate per annum.

For the purpose of determining the reference index level applicable to an interest payment period, the reference index level will be determined on the relevant interest determination date.

Leverage factor:	4.5
Minimum interest rate:	0.00% per annum
Maximum interest rate:	10.00% to 12.00% per annum ($25.00 to $30.00 per note per interest payment period). The maximum interest rate will be determined on the pricing date.
Interest payment period:	Quarterly
Interest payment dates:	The 30th day of each March, June, September and December beginning on September 30, 2010, provided that if any such day is not a business day, that interest payment will be made on the next succeeding business day and no adjustment will be made to any interest payment made on that succeeding business day.
Interest determination date:	The second U.S. government securities business day prior to the beginning of each interest payment period
Interest calculation period:	Each three-month period from and including an interest payment date to and including the day immediately preceding the next interest payment date
Day-count convention:	30/360
Redemption:	Beginning on June 30, 2013, we have the right to redeem all of these notes on any redemption date and pay to you 100% of the principal amount of the notes plus accrued and unpaid interest to but excluding the date of such redemption. If we decide to redeem the notes, we will give you notice at least 10 business days before the redemption date specified in the notice.
Redemption dates:	June 30, 2013, and each interest payment date thereafter.
CUSIP:	17308CPT7
ISIN:	US17308CPT70
Listing:	The notes will not be listed on any securities exchange.
Business day:	New York
Underwriter:	Citigroup Global Markets Inc., an affiliate of the issuer. See “Supplemental Information Concerning Plan of Distribution; Conflicts of Interest.”

Commissions and issue price:	Price to public	Underwriting fee(1)	Proceeds to the issuer
Per Note	$1,000.00	$35.00	$965.00
Total	$	$	$

(1) Selected dealers, including Morgan Stanley Smith Barney LLC (an affiliate of the underwriter), and their financial advisors will collectively receive from the underwriter, Citigroup Global Markets Inc., a fixed selling concession of $35.00 for each note they sell, while selected dealers not affiliated with Citigroup Global Markets will receive a selling concession of up to $35.00 for each note they sell. Certain other broker-dealers affiliated with Citigroup Global Markets, including Citi International Financial Services, Citigroup Global Markets Singapore Pte. Ltd. and Citigroup Global Markets Asia Limited, will receive a concession, and Financial Advisors employed by Citigroup Global Markets will receive a fixed sales commission, of $35.00 for each note they sell. See “Fees and selling concessions” on page 9 and “Supplemental information regarding plan of distribution; conflicts of interest” on page 9.

YOU SHOULD READ THIS DOCUMENT TOGETHER WITH THE RELATED PRICING SUPPLEMENT, PROSPECTUS SUPPLEMENT AND PROSPECTUS, EACH OF WHICH CAN BE ACCESSED VIA THE HYPERLINKS BELOW, BEFORE YOU DECIDE TO INVEST.

Pricing Supplement filed on June 8, 2010:

http://www.sec.gov/Archives/edgar/data/831001/000119312510135237/d424b2.htm

Prospectus Supplement filed on February 18, 2009:

http://www.sec.gov/Archives/edgar/data/831001/000095012309003022/y74453b2e424b2.htm

Prospectus filed on February 18, 2009:

http://www.sec.gov/Archives/edgar/data/831001/000095012309003016/y74453sv3asr.htm

THE NOTES ARE NOT BANK DEPOSITS OR SAVINGS ACCOUNTS, AND ARE NOT INSURED OR GUARANTEED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENTAL AGENCY OR INSTRUMENTALITY, NOR ARE THEY OBLIGATIONS OF, OR GUARANTEED BY, A BANK.

Citigroup Funding Inc., the issuer, and Citigroup Inc., the guarantor, have filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement (File No. 333-157386) and other documents Citigroup Funding Inc. and Citigroup Inc. have filed with the SEC for more complete information about Citigroup Funding Inc., Citigroup Inc. and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-877-858-5407.

Callable Leveraged CMS Spread Notes Due June 30, 2025

Additional Provisions

10-Year and 2-Year Constant Maturity Swap Rates

The 10-Year Constant Maturity Swap Rate (which we refer to as “10CMS”) is, on any day, the fixed rate of interest payable on an interest rate swap with a 10-year maturity as reported on Reuters Page ISDAFIX1 or any successor page thereto at 11:00 a.m. New York City time on that day. This rate is one of the market-accepted indicators of longer-term interest rates.

The 2-Year Constant Maturity Swap Rate (which we refer to as “2CMS”) is, on any day, the fixed rate of interest payable on an interest rate swap with a 2-year maturity as reported on Reuters Page ISDAFIX1 or any successor page thereto at 11:00 a.m. New York City time on that day. This rate is one of the market-accepted indicators of shorter-term interest rates.

An interest rate swap rate, at any given time, generally indicates the fixed rate of interest (paid semi-annually) that a counterparty in the swaps market would have to pay for a given maturity, in order to receive a floating rate (paid quarterly) equal to 3-month LIBOR for that same maturity.

Determination of the 10CMS and the 2CMS

If 10CMS or 2CMS is not displayed by 11:00 a.m. New York City time on the Reuters Screen ISDAFIX1 Page on any day on which the reference index level must be determined, the rate for such day will be determined on the basis of the mid-market semi-annual swap rate quotations to the calculation agent provided by five leading swap dealers in the New York City interbank market (the “Reference Banks”) at approximately 11:00 a.m., New York City time, on such day, and, for this purpose, the mid-market semi-annual swap rate means the mean of the bid and offered rates for the semi-annual fixed leg, calculated on a 30/360 day count basis, of a fixed-for-floating U.S. Dollar interest rate swap transaction with a term equal to the applicable 10 year or 2-year maturity commencing on such day and in a representative amount with an acknowledged dealer of good credit in the swap market, where the floating leg, calculated on an actual/360 day count basis, is equivalent to USD-LIBOR-BBA with a designated maturity of three months. The calculation agent will request the principal New York City office of each of the Reference Banks to provide a quotation of its rate. If at least three quotations are provided, the rate for that day will be the arithmetic mean of the quotations, eliminating the highest quotation (or, in the event of equality, one of the highest) and the lowest quotation (or, in the event of equality, one of the lowest). If fewer than three quotations are provided as requested, the rate will be determined by the calculation agent in good faith and in a commercially reasonable manner.

U.S. Government Securities Business Day

U.S. government securities business day means any day except for a Saturday, Sunday or a day on which The Securities Industry and Financial Markets Association recommends that the fixed income departments of its members be closed for the entire day for purposes of trading in U.S. government securities.

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Callable Leveraged CMS Spread Notes Due June 30, 2025

Historical Information

The following table sets forth, for each of the periods indicated, the high and the low levels of the reference index and the following graph sets forth the historical reference index level from January 3, 2005 to June 7, 2010. The historical reference index level should not be taken as an indication of the future performance of the reference index. The historical information below does not reflect the return the notes would have had during the periods presented because it does not take into account the leverage factor or our redemption right. We cannot give you any assurance that the reference index level will be positive on any interest determination date during the period from and including June 30, 2011 to but excluding the maturity date. We obtained the information in the graph below from Bloomberg Financial Markets (USSW), without independent verification.

	High	Low
2005
Quarter
First	1.171%	0.741%
Second	0.793%	0.378%
Third	0.402%	0.177%
Fourth	0.300%	0.089%
2006
Quarter
First	0.146%	-0.026%
Second	0.276%	0.073%
Third	0.140%	0.026%
Fourth	0.109%	-0.023%
2007
Quarter
First	0.189%	-0.009%
Second	0.352%	0.084%
Third	0.616%	0.296%
Fourth	0.876%	0.434%
2008
Quarter
First	1.853%	0.858%
Second	1.627%	1.003%
Third	1.315%	0.958%
Fourth	1.878%	0.745%
2009
Quarter
First	1.658%	1.012%
Second	2.631%	1.440%
Third	2.468%	2.103%
Fourth	2.673%	2.106%
2010
Quarter
First	2.717%	2.532%
Second (through June 7)	2.694%	1.958%

The reference index level at 11:00 a.m. (New York time) on June 7 was 2.090%.

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Callable Leveraged CMS Spread Notes Due June 30, 2025

January 3, 2005 – June 7, 2010
Total number of days in period	1,384
Number of days reference index level was greater than 0.00%	1,361
Number of days reference index level was less than or equal to 0.00%	23

The historical performance shown above should not be taken as an indication of the future reference index level during the term of the notes. Changes in the relative levels of 10CMS and 2CMS will affect the reference index level and thus the trading price of the notes, but it is impossible to predict whether the relative levels of 10CMS and 2CMS will rise or fall. If the reference index level is negative on any interest determination date, you will not receive any interest for the related interest payment period.

In addition, it is more likely we will redeem the notes prior to their maturity date if the reference index level results in interest accruing on the notes at a rate greater than that which would be payable on a conventional, fixed-rate debt security of Citigroup Funding (guaranteed by Citigroup Inc.) of comparable maturity. If we redeem the notes prior to their maturity, you may not be able to invest in other securities with a similar level of risk that yield as much interest as the notes. See “Risk Factors” on page 6.

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Callable Leveraged CMS Spread Notes Due June 30, 2025

Hypothetical Examples

The table below presents examples of hypothetical interest that would accrue on the notes during the period from and including June 30, 2011 to but excluding the maturity date. The example below is for purposes of illustration only. The actual interest payments will depend on the actual reference index level on each interest determination date. The applicable interest rate for each interest payment period will be determined on a per-annum basis but will apply only to that interest payment period. Whether or not you would receive interest at the hypothetical interest rates below would depend on whether or not we determine to exercise our redemption right prior to the interest payment period in which such interest rates would take effect. All of the hypothetical examples are based on the following assumptions:

•	Principal amount: $1,000
•	Leverage factor: 4.5
•	Maximum interest rate: 11.00%

Example	Hypothetical Reference Index Level(1)	Hypothetical Interest Rate per annum(2)	Hypothetical Quarterly Interest Payment(3)
1	-1.60%	0.00%	$ 0.00
2	-1.40%	0.00%	$ 0.00
3	-1.20%	0.00%	$ 0.00
4	-1.00%	0.00%	$ 0.00
5	-0.80%	0.00%	$ 0.00
6	-0.60%	0.00%	$ 0.00
7	-0.40%	0.00%	$ 0.00
8	-0.20%	0.00%	$ 0.00
9	0.00%	0.00%	$ 0.00
10	0.20%	0.90%	$ 2.25
11	0.40%	1.80%	$ 4.50
12	0.60%	2.70%	$ 6.75
13	0.80%	3.60%	$ 9.00
14	1.00%	4.50%	$11.25
15	1.20%	5.40%	$13.50
16	1.40%	6.30%	$15.75
17	1.60%	7.20%	$18.00
18	1.80%	8.10%	$20.25
19	2.00%	9.00%	$22.50
20	2.20%	9.90%	$24.75
21	2.40%	10.80%	$27.00
22	2.60%	11.00%	$27.50
23	2.80%	11.00%	$27.50
24	3.00%	11.00%	$27.50
25	3.20%	11.00%	$27.50
26	3.40%	11.00%	$27.50
27	3.60%	11.00%	$27.50
28	3.80%	11.00%	$27.50
29	4.00%	11.00%	$27.50

(1) Hypothetical Reference Index Level (10CMS – 2CMS) on the relevant interest determination date.

(2) Hypothetical Interest Rate (per annum) for the quarterly interest payment period = (4.5 x Hypothetical Reference Index Level), subject to a maximum interest rate of 10.00% to 12.00% (to be determined on the pricing date) and a minimum interest rate of 0%.

(3) Hypothetical Quarterly Interest Payment on the Note = (Hypothetical Interest Rate (per annum) x 1,000) / 4.

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Callable Leveraged CMS Spread Notes Due June 30, 2025

Risk Factors

The following is a non-exhaustive list of certain key risk factors for investors in the notes. For further discussion of these and other risks you should read the section entitled “Risk Factors” in the accompanying pricing supplement related to this offering and “Risk Factors” in the accompanying prospectus supplement. We also urge you to consult with your investment, legal, tax, accounting and other advisers before you invest in the notes.

■

The interest on the notes will vary and may be zero. Because 10CMS and 2CMS are floating rates, the reference index level will fluctuate. Thus, beginning on June 30, 2011, the amount of interest payable on the notes will vary and may be zero. Beginning on June 30, 2011, if the reference index level is less than or equal to zero (i.e., if 10CMS is less than or equal to 2CMS) on the relevant interest determination date, you will not earn any interest during that interest payment period. Furthermore, the interest rate that is determined on the relevant interest determination date will apply to the entire interest payment period following such interest determination date even if the reference index level increases during that interest payment period.

■

The interest applicable to the notes will be subject to a maximum per annum rate. Beginning on June 30, 2011 the interest rate applicable to the notes cannot exceed 10.00% to 12.00% per annum (to be determined on the pricing date) for any interest payment period. This maximum interest rate will limit the amount of interest you may be paid on the notes to a maximum of $25.00 to $30.00 per note (to be determined on the pricing date) per interest payment period. As a result, if the reference index level applicable to any interest payment period beginning on June 30, 2011 is greater than approximately 2.22% to 2.67% (to be determined on the pricing date) (taking into account that the reference index level will be multiplied by 4.5 on the applicable interest determination date), the notes will provide you less interest income than an investment in a similar instrument that is not subject to a maximum per annum interest rate.

■

Secondary market sales of the notes may result in a loss of principal. You will be entitled to receive at least the full principal amount of your notes, subject to the credit risk of Citigroup Inc., only if you hold the notes to maturity. The market value of the notes may fluctuate, and if you sell your notes in the secondary market prior to maturity, you may receive less than your initial investment.

■

The notes may be redeemed at our option, which limits your ability to accrue interest over the full term of the notes. We may redeem all of the notes on any interest payment date beginning approximately three years after the date of issuance of the notes upon not less than ten calendar days’ notice. In the event that we redeem the notes, you will receive the principal amount of your investment in the notes and any accrued and unpaid interest to and including the date when the notes are redeemed. In this case, you will not have the opportunity to continue to accrue and be paid interest to the original maturity date of the notes.

■

The relative levels of 10CMS and 2CMS will affect our decision to redeem the notes. It is more likely we will redeem the notes prior to their maturity date if the reference index level results in interest accruing on the notes at a rate greater than that which would be payable on a conventional, fixed-rate debt security of Citigroup Funding (guaranteed by Citigroup Inc.) of comparable maturity. If we redeem the notes prior to their maturity, you may not be able to invest in other securities with a similar level of risk that yield as much interest as the notes.

■

Potential for a lower comparative yield. Unless redeemed by us, from and including June 30, 2011 to but excluding the maturity date, the notes will bear interest during each quarterly interest payment period at the per annum rate determined on the relevant interest determination date equal to 4.5 times the reference index level, subject to a maximum interest rate of 10.00% to 12.00% per annum (to be determined on the pricing date) and a minimum interest rate of 0.00% for any interest payment period. As a result, the effective yield on your notes may be less than that which would be payable on a conventional fixed-rate, non-callable debt security of Citigroup Funding (guaranteed by Citigroup Inc.) of comparable maturity.

■

The notes are subject to the credit risk of Citigroup Inc. and any actual or anticipated changes to its credit ratings or credit spreads may adversely affect the market value of the notes. You are subject to the credit risk of Citigroup Inc. The notes are not guaranteed by any entity other than Citigroup Inc. If Citigroup Inc. defaults on its guarantee obligations under the notes, your investment would be at risk and you could lose some or all of your investment. As a result, the market value of the notes will be affected by changes in the market’s view of Citigroup Inc.’s creditworthiness. Any decline, or anticipated decline, in Citigroup Inc.’s credit ratings or increase, or anticipated increase, in the credit spreads charged by the market for taking Citigroup Inc. credit risk is likely to adversely affect the market value of the notes.

■

The price at which you will be able to sell your notes prior to maturity will depend on a number of factors and may be substantially less than the amount you originally invest. We believe that the value of the notes in any secondary market will be affected by supply of and demand for the notes, the reference index level and a number of other factors. Some of these factors are interrelated in complex ways. As a result, the effect of any one factor may be offset or magnified by the effect of another factor.

■

The historical reference index level is not an indication of the future reference index level. The historical reference index level, which is included in this offering summary, should not be taken as an indication of the future reference index level during the term of the notes. Changes in the relative levels of 10CMS and 2CMS will affect the reference index level and thus the trading price of the notes, but it is impossible to predict whether the relative levels of 10CMS and 2CMS will rise or fall.

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Callable Leveraged CMS Spread Notes Due June 30, 2025

■

The notes will not be listed on any securities exchange and secondary trading may be limited. The notes will not be listed on any securities exchange. Therefore, there may be little or no secondary market for the notes. Citigroup Global Markets may, but is not obligated to, make a market in the notes. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because we do not expect that other broker-dealers will participate significantly in the secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which Citigroup Global Markets is willing to transact. If, at any time, Citigroup Global Markets were not to make a market in the notes, it is likely that there would be no secondary market for the notes. Accordingly, you should be willing to hold your notes to maturity.

■

The inclusion of underwriting fees and projected profit from hedging in the original issue price is likely to adversely affect secondary market prices. The price, if any, at which Citigroup Global Markets is willing to purchase the notes in secondary market transactions will likely be lower than the public offering price since the public offering price of the notes will include, and secondary market prices are likely to exclude, underwriting fees paid with respect to the notes, as well as the cost of hedging our obligations under the notes. The cost of hedging includes the projected profit that our affiliates may realize in consideration for assuming the risks inherent in managing the hedging transactions. The secondary market prices for the notes are also likely to be reduced by the costs of unwinding the related hedging transaction. Our affiliates may realize a profit from the expected hedging activity even if the market value of the notes declines. In addition, any secondary market prices for the notes may differ from values determined by pricing models used by Citigroup Global Markets, as a result of dealer discounts, mark-ups or other transaction costs.

■

The issuer or its affiliates may publish research that could affect the market value of the notes. The issuer or one or more of its affiliates may, at present or in the future, publish research reports with respect to movements in interest rates generally or each of the components making up the reference index specifically. This research is modified from time to time without notice and may express opinions or provide recommendations that are inconsistent with purchasing or holding the notes. Any of these activities may affect the market value of the notes.

■

The calculation agent, which is an affiliate of the issuer, will make determinations with respect to the notes. Citigroup Financial Products, which is acting as the calculation agent for the notes, is an affiliate of ours. As calculation agent, Citigroup Financial Products will determine the reference index level on any interest determination date and will calculate the interest payable to you on each interest payment date. Any of these determinations made by Citigroup Financial Products, in its capacity as calculation agent, including with respect to the calculation of the reference index level in the event of its unavailability, may adversely affect the payments to you on any interest payment date.

■

Hedging and trading activity by Citigroup Funding could result in a conflict of interest. In anticipation of the sale of the notes, we expect one or more of our affiliates to enter into hedge transactions. This hedging activity will likely involve trading in instruments, such as options, swaps or futures, based upon 10CMS, 2CMS and the reference index. This hedging activity may present a conflict between your interest in the notes and the interests our affiliates have in executing, maintaining and adjusting their hedge transactions because it could affect the price at which our affiliate Citigroup Global Markets may be willing to purchase your notes in the secondary market. Since hedging the obligations under the notes involves risk and may be influenced by a number of factors, it is possible that our affiliates may profit from the hedging activity, even if the market value of the notes declines.

■

You will have no rights against the publisher of 10CMS and 2CMS. You will have no rights against the publisher of 10CMS and 2CMS even though the amount you receive on an interest payment date will depend upon the reference index level. The publisher of 10CMS and 2CMS is not in any way involved in this offering and has no obligations relating to the notes or the holders of the notes.

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Callable Leveraged CMS Spread Notes Due June 30, 2025

General Information
Listing:	The notes will not be listed on any securities exchange.
Certain U.S. federal income tax considerations:

The following summarizes certain U.S. federal income tax considerations for initial U.S. investors who hold the notes as capital assets. Investors should refer to the accompanying pricing supplement related to this offering for additional information relating to U.S. federal income tax and consult their tax advisors in determining the tax consequences of an investment in the notes, including the application of state, local and other tax laws and the possible effects of changes in federal or other tax laws.

•   U.S. holders will be required to accrue interest income on the notes at a predetermined rate, which is deemed to accrue on a daily basis (the “Tax OID”) regardless of whether holders receive more, less or no payments on the notes in tax years prior to maturity. The amount of Tax OID is based on an assumed amount representing all amounts payable on the notes.

•   If, during any taxable year, a U.S. holder receives actual payments with respect to the notes that in the aggregate are more than (or less than) the total amount of projected payments for that taxable year, such holder will have additional (or a reduced amount of) interest income for that year. Accordingly, in any taxable year, a holder’s taxable interest income in respect of the notes may be more than, or less than, the cash a holder receives.

•   At maturity or upon a taxable disposition of the notes, a U.S. holder will realize gain equal to the difference between cash received upon maturity or such taxable disposition and the U.S. holder’s adjusted tax basis in the notes. The adjusted tax basis in a note generally is its purchase price increased by any Tax OID previously accrued and decreased by the amount of any projected payments received by the holder according to the projected payment schedule while holding the note (without regard to the actual amount paid).

•   Any gain realized upon a sale or disposition of the notes generally will be treated as ordinary income.

•   Any loss realized by a U.S. holder upon a sale or disposition generally will be treated as an ordinary loss to the extent of the Tax OID inclusions with respect to the notes.

•   Any loss realized in excess of the Tax OID inclusion amount generally will be treated as capital loss.

In the case of a holder of the notes that is not a U.S. person, all payments made with respect to the notes and any gain realized upon the sale or other disposition of the notes will generally not be subject to U.S. income or withholding tax, provided that such payments and gain are not effectively connected with the conduct of a trade or business in the United States by such holder and the holder complies with applicable certification requirements (generally, an IRS form W-8BEN). Further, if such holder does not comply with applicable certification requirements, such holder may be subject to backup withholding.

Notes beneficially owned by a non-U.S. holder who at the time of death is neither a resident nor a citizen of the United States generally should not be subject to U.S. federal estate tax, provided that interest in the notes is not then effectively connected with the conduct of a trade or business in the United States.

You should refer to the accompanying pricing supplement related to this offering for additional information relating to U.S. federal income tax treatment. You should also consult your own tax advisors to determine tax consequences particular to your situation.

Trustee:	The Bank of New York Mellon
Use of proceeds and hedging:

The net proceeds received from the sale of the notes will be used for general corporate purposes and, in part, in connection with hedging our obligations under the notes through one or more of our affiliates.

Hedging activities related to the notes by one or more of our affiliates will likely involve trading in one or more instruments, such as options, swaps or futures, based upon the reference index, or by taking positions in any other available securities or instruments that we may wish to use in connection with such hedging. It is possible that our affiliates or we may profit from our hedging activity, even if the market value of the notes declines. Profit or loss from this hedging activity could affect the price at which Citigroup Funding’s

June 2010	Page 8

Callable Leveraged CMS Spread Notes Due June 30, 2025

affiliate Citigroup Global Markets may be willing to purchase your notes in the secondary market. For further information on our use of proceeds and hedging, see “Risk Factors—Citigroup Funding’s Hedging Activity Could Result in a Conflict of Interest” in the accompanying prospectus supplement and the section “Use of Proceeds and Hedging” in the accompanying prospectus.
ERISA and IRA purchase considerations:

Employee benefit plans subject to ERISA, entities the assets of which are deemed to constitute the assets of such plans, governmental or other plans subject to laws substantially similar to ERISA and retirement accounts (including Keogh, SEP and SIMPLE plans, individual retirement accounts and individual retirement annuities) are permitted to purchase the notes as long as either (A) (1) no Citigroup Global Markets affiliate or employee or affiliate’s employee is a fiduciary to such plan or retirement account that has or exercises any discretionary authority or control with respect to the assets of such plan or retirement account used to purchase the notes or renders investment advice with respect to those assets, and (2) such plan or retirement account is paying no more than adequate consideration for the notes or (B) its acquisition and holding of the notes is not prohibited by any such provisions or laws or is exempt from any such prohibition.

However, individual retirement accounts, individual retirement annuities and Keogh plans, as well as employee benefit plans that permit participants to direct the investment of their accounts, will not be permitted to purchase or hold the notes if the account, plan or annuity is for the benefit of an employee of Citigroup Global Markets or Morgan Stanley Smith Barney LLC or a family member and the employee receives any compensation (such as, for example, an addition to bonus) based on the purchase of notes by the account, plan or annuity.

You should refer to the section “ERISA Matters” in the accompanying pricing supplement related to this offering for more information.

Fees and selling concessions:

Citigroup Global Markets Inc., an affiliate of Citigroup Funding and the underwriter of the sale of the notes, will receive an underwriting fee of $35.00 for each note sold in this offering. From this underwriting fee, Citigroup Global Markets will pay selected dealers, including its affiliate Morgan Stanley Smith Barney, and their financial advisors collectively a fixed selling concession of $35.00 for each note they sell, while selected dealers not affiliated with Citigroup Global Markets will receive a selling concession of up to $35.00 for each note they sell. Certain other broker-dealers affiliated with Citigroup Global Markets, including Citi International Financial Services, Citigroup Global Markets Singapore Pte. Ltd. and Citigroup Global Markets Asia Limited, will receive a concession, and Financial Advisors employed by Citigroup Global Markets will receive a fixed sales commission, of $35.00 for each note they sell. Additionally, it is possible that Citigroup Global Markets and its affiliates may profit from expected hedging activity related to this offering, even if the value of the notes declines.

Selling concessions allowed to dealers in connection with the offering may be reclaimed by the underwriter, if, within 30 days of the offering, the underwriter repurchases the notes distributed by such dealers.

Supplemental information regarding plan of distribution; conflicts of interest:	Citigroup Global Markets is an affiliate of Citigroup Funding. Accordingly, the offering of the notes will conform with the requirements addressing conflicts of interest when distributing the securities of an affiliate set forth in Rule 2720 of the NASD Conduct Rules adopted by the Financial Industry Regulatory Authority. Client accounts over which Citigroup Inc., its subsidiaries or affiliates of its subsidiaries have investment discretion are NOT permitted to purchase the notes, either directly or indirectly. See “Plan of Distribution; Conflicts of Interest” in the accompanying pricing supplement related to this offering.
Calculation agent:	Citigroup Financial Products, Inc.
Contact:	Morgan Stanley Smith Barney clients may contact their local Morgan Stanley Smith Barney branch office or our principal executive offices at 1585 Broadway, New York, New York 10036 (telephone number (866) 477-4776). All other clients may contact their local brokerage representative. Third-party distributors may contact Citi Structured Investment Sales at (212) 723-7288.

June 2010	Page 9